Mayer Brown LLP 700 Louisiana Street Suite 3400 Houston, Texas 77002-2730 Main Tel +1 713 238 3000
July 9, 2010 BY CERTIFIED MAIL Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attention: Ms. Alexandra M. Ledbetter Mr. Roger Schwall	Main Fax +1 713 238 4888 www.mayerbrown.com Marc H. Folladori Direct Tel (713) 238-2696 Direct Fax (713) 238-4696 mfolladori@@mayerbrown.com

Re:	ION Geophysical Corporation Form 10-K for Fiscal Year Ended December 31, 2009 Filed on March 1, 2010 Definitive Proxy Statement on Schedule 14A Filed April 21, 2010 File No. 001-12691

Form 10-K/A Amendment No. 1 to Form 10-K

Registration Statement on Form S-3 Filed on April 20, 2010 File No. 333-166200

Amendment No. 1 to Form S-3 Registration Statement
Ladies and Gentlemen:
     This letter is submitted on behalf of ION Geophysical Corporation (the “Company”) in response to comments raised by the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) in the Staff’s comment letter to Mr. R. Brian Hanson with the Company dated June 25, 2010. The Company is also filing with the SEC today its Form 10-K/A Amendment No. 1 to Form 10-K for the year ended December 31, 2009 and its Amendment No. 1 to Form S-3 (File No. 333-166200).
     The responses to your comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in your June 25th letter. For your convenience, each of your comments have been reproduced below, together with the responses of the Company.

Mayer Brown LLP
July 9, 2010

Form 10-K for Fiscal Year Ended December 31, 2009
1. Please file an amendment to your Form 10-K incorporating the draft disclosure you provided to us.
Response: As noted above, the Company is today filing a Form 10-K/A with the SEC that (i) incorporates the draft disclosures that were contained in the Company’s response letter to the Staff dated June 1, 2010, and (ii) reflects the additional disclosures requested by the Staff in its comment letter to the Company dated June 25, 2010.
Results of Operations, page 46
2. We note your response to comment 2 of our letter dated May 17, 2010. In your Form 10-K amendment, please quantify gross profit and gross margin for each segment in your narrative disclosure, as you have done for net revenues. Also revise your “Results of Operations” discussion with respect to 2008 vs. 2007 in the same manner in which you have revised your discussion with respect to 2009 vs. 2008 in your draft disclosure.
Response: Disclosure responsive to these comments has been provided in the applicable sections of the Form 10-K/A filed today by the Company.
Cash Flow from Operations, page 57
3. We note your response to comment 4 of our letter dated May 17, 2010. In your Form 10-K amendment, please also expand your “Cash Flows from Operations” discussion with respect to 2008 vs. 2007 in the same manner in which you have revised your discussion with respect to 2009 vs. 2008 in your draft disclosure.
Response: Disclosure responsive to these comments has been provided in the applicable sections of the Form 10-K/A filed today by the Company.
Executive Compensation
4. We note your response to comment 10 of our letter dated May 17, 2010. In Part III of your Form 10-K amendment, please revise your “Potential Payments upon Termination or a Change of Control” discussion to include disclosure of Mr. Hollis’ employment agreement provisions, as you have done for the other named executive officers, even though Mr. Hollis is no longer employed by the company. Also include the information you provided to us regarding the effect of his voluntary resignation effective January 29, 2010. Refer to Item 402(j) of Regulation S-K.

Mayer Brown LLP
July 9, 2010

Response: Disclosure responsive to these comments has been provided in the applicable sections of the Form 10-K/A filed today by the Company.
     The Company is hopeful that its responses reflected in the Form 10-K/A filed today address all of your comments regarding that filing, and would request that when your review has concluded and the comments have been cleared, that you please contact the Company as soon as practicable so that the Company can file a request for acceleration of its Form S-3.
     To assist the Staff in its review, we will provide marked courtesy copies of the Form 10-K/A to indicate the changes made to the relevant disclosures contained in the Company’s Form 10-K for the year ended December 31, 2009.
     Please direct your questions or additional comments to David L. Roland, Esq. at 281-933-3339, or me at 713-238-2696. Thank you for your assistance.
Very truly yours,
Marc H. Folladori
MHF/paj